Mail Stop 6010


							August 2, 2005


Daniel Greenleaf
President and Chief Executive Officer
Vioquest Pharmaceuticals, Inc.
7 Deer Park Drive, Suite E
Monmouth Junction, New Jersey 08852

	Re:	Proxy Statement on Schedule 14A
    		File No. 0-16686
		Filed July 8, 2005

      We have reviewed your filing and have the following comments.
Where indicated, we think you should amend your proxy statement. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proxy Statement

1. We note your disclosure that your proxy statement only contains one proposal to be considered by your shareholders. More specifically, you are asking shareholders to vote on your proposal to reincorporate the company from a Minnesota company to a Delaware company. As your disclosure provides, this reincorporation also contemplates several changes to your certificate of incorporation. Because we believe your certificate of incorporation will change substantially in connection with reincorporation, we believe you should revise your document so that each material change to your certificate of incorporation is presented separately and thus, enable shareholders to vote on each proposed change. Please note you may state that each proposal is contingent on the approval of each of the other proposals, but you must allow shareholders to vote on each of the proposed material changes.
2. Please also indicate if shareholders are also being asked to consider adjournment of the meeting if you do not solicit enough votes for approval of the reincorporation proposal. If so, please revise the disclosure and provide another voting box on the proxy card so that shareholders may decide whether to grant a proxy to vote in favor of postponement or adjournment for the solicitation of additional proxies.

Questions and Answers About the Reincorporation, page 3

What will happen if the proposed Reincorporation is approved, but the
Merger is not completed, page 4

3. Please briefly explain why you would continue to proceed with the reincorporation even if the merger is not completed. Please provide a more detailed answer in an appropriate section of the document.

Description of the Merger with Greenwich Therapeutics, page 7

Conversion of Greenwich Shares, page 7

4. Please specifically disclose the number of shares that Greenwich shareholders will receive as consideration of their shares of Greenwich common stock. Please separate the number of shares that Greenwich shareholders will receive without regard to the shares that will be issued if certain clinical milestones are met.

5. Please also disclose the price per share of your common stock on the day the merger agreement was entered into as well as the aggregate dollar amount of the shares you will be issuing to Greenwich shareholders. You should also disclose the exercise price of the warrants and any applicable expiration dates.

6. It appears that the Greenwich shareholders borrowed substantially all of the funds necessary to acquire the licenses and conduct operations from Paramount, Dr. Rosenwald, or their affiliates. In addition, it appears that most of this indebtedness will be repaid from the proceeds of VioQuest private placements. As a result, Greenwich`s shareholders will acquire their controlling interest in
VioQuest for nominal consideration and license agreements for unproven and undeveloped drug candidates. Please revise the discussion here and in the risk factor and merger sections accordingly.

Escrow of Merger Shares and Warrants, page 7

7. If the milestone events are achieved, please disclose the total percentage that Greenwich stockholders will hold of your common stock.

8. Please briefly disclose the clinical developments that must be met in order for certain of the merger shares and warrants to be released to Greenwich shareholders.
Voting Agreements, page 7

9. Please identify the holders of more than 50 percent of Greenwich`s issued and outstanding common stock that have entered into voting agreements to approve the merger agreement.

10. Please also disclose the vote required under Greenwich`s corporate documents to approve the merger agreement and related transactions.

Conditions to the merger, page 7

11. It appears that completion of a private offering of at least
$5
million is a material condition. Please revise the discussion to include this factor and to clarify the nature of the private offering, i.e. debt or equity and the material terms of these securities.

Risk Factors, page 9

"We may not realize the anticipated benefits of the Merger," page
9

12. Please expand your business description of Greenwich. For example, when was the company incorporated and when it did start commence operations. We note you have provided this information elsewhere in the document, but believe you should provide the information in this risk factor too.

13. Please also disclose when Greenwich acquired the rights to the two oncology drug candidates. Please also clarify what you mean by
"early-stages of development." Are the oncology drug candidates still in the pre-clinical testing phase or in Phase I studies. We note you have provided this information elsewhere in the document, but believe you should provide the information in this risk factor too.

"The Merger will significantly dilute your percentage ownership in the Company," page 9

14. Please disclose the dilution that will occur if the shares in escrow are released from the escrow account.

"The Merger will result in a significant dilution in the book value of your shares," page 9

15. Please clarify whether the amounts you have provided in this risk factor include the merger shares and warrants that will be held in escrow pending achievement of the certain milestones of the two
Greenwich drug candidates.

"Following the Merger, a small group of persons will be able to exert
significant . . . .," page 10

16. Please revise your heading to reflect that the small of group holding a significant share of your common stock will be able to also exert significant control concerning the election of directors.

"Greenwich`s success depends upon license agreements," page 11

17. Please indicate what you mean by "certain" exclusive rights.

18. Please briefly identify what each right obtained by Greenwich pertains to.

19. Please indicate the amount Greenwich paid to acquire the two licenses and whether Greenwich has any further obligations to pay either The Cleveland Clinic Foundation and the University of South Florida Research Foundation, Inc. pursuant to the licensing agreements, including any royalty or milestone payments.

20. Please disclose that current indebtedness of Greenwich and that
Greenwich anticipates needing approximately $5 million to continue its business development for the next 12 months as you have disclosed on page 48 under the heading "Research and Development."

"Greenwich needs to create and grow its scientific, sales and support operations," page 11

21. Please indicate how many additional employees you expect to hire in the sales operation after the merger. Please also include the approximate time period in which you plan to increase the number of employees employed in Greenwich`s sales operations. Please also provide disclosure that as of June 30, 2005, Greenwich has no employees as set forth in the subsection entitled "Employees" on page
48.

22. Please discuss the risks relating to the competition surrounding
Greenwich as a separate risk factor. In that discussion, please also identify Greenwich`s major competitors or if there are too many, please indicate the approximate number of Greenwich`s competitors.

"Our future success is dependent on the hiring management of our potential growth," page 12

23. Please disclose the approximate timing of the growth in your business identified in this risk factor. Please also indicate how many employees you currently have and in what capacities or categories of services such employees provide for you.

"If we are not able to obtain the necessary U.S. or worldwide regulatory . . . .," page 12

24. Please indicate if you have any regulatory applications before the FDA or any other governmental agency. To the extent you have none, please so state.



"If we fail to adequately protect or enforce Greenwich`s
intellectual
property . . . .," page 15

25. Please indicate if Greenwich or the licensors have the obligations to defend or instigate any suits against any patent or licensed related suits of third parties.

Increase in Authorized Capital Stock, page 19

26. Please include a statement, if true, that you have no current intentions or understandings to issue the additional authorized shares of common stock other than issuances pursuant to your merger transactions with Greenwich.

Anti-Takeover Legislation, page 20

27. Please revise the paragraphs on page 21 beginning with the phrases "The Minnesota business combination statute provides that an issuing public . . . ." and " In contrast to the Minnesota
statute,
the Delaware statute provides that if a person acquires 15% . . .
.."
so that the embedded lists provided in those paragraphs are provided for in bullet point format.

28. We note your disclosure that VioQuest Delaware will not meet any
of the conditions enumerated in the second paragraph on page 21 beginning with the phrase "In contrast to the Minnesota statute, the
Delaware statute provides . . . ." relating to class of voting stock
that is listed on a national securities exchange, quoted on the NASDAQ stock market or held of record by more than 2,000 shareholders. While VioQuest Delaware may not currently meet these conditions, please provide disclosure that in the future VioQuest Delaware could meet any one of these conditions and therefore could become subject to the prohibited business combination provision described in this paragraph.

Abandonment of Reincorporation Merger, page 29

29. We note your disclosure that in the event the board of directors abandons the reincorporation or the company`s shareholders fail to approve the reincorporation, the company would remain a Minnesota corporation. This statements seems inconsistent with the disclosure you include in the Q&A section of the document under the question "What will happen if the proposed Reincorporation is approved, but the Merger is not completed?" where you state that you would likely still effect the reincorporation if shareholders approved the proposal. Please revise your disclosure so that information you provide is consistent throughout the document.

Federal Income Tax Consequences of Reincorporation, page 29

30. You should state whether or not you have or will obtain a tax opinion or revenue ruling regarding the reincorporation. If you have not and are not obtaining an opinion or revenue ruling, state the basis for the disclosure in the tax subsection.
The Merger, page 31

31. You indicate that you hired CRA International to render a fairness opinion. Please revise this section to provide a summary of the fairness opinion, including a statement as to the fairness of the transaction to shareholders of VioQuest. Please also file the opinion as an exhibit to the proxy statement.

32. Please disclose any negative factors the board considered regarding the merger or any of its component transactions or actions.

33. Please specify in what capacity the officers and directors of VioQuest have known the founders and principals of Greenwich for several years.

34. Please provide us with the schedules referred to in section
2.15
of the merger agreement.  We may have additional comments.

35. Please file the license agreements between Greenwich and the Cleveland Clinic Foundation and the University of South Florida
Reseach Foundation, respectively.

Manner and Basis of Converting Greenwich Shares, page 32

36. We refer you to the last sentence of this subsection where you disclose the percentage that Greenwich stockholders will be entitled to receive as consideration in the merger transaction. Please clarify if this percentage amount includes the amount to be issued upon achievement of certain milestones related to two licensed products of
Greenwich.

Escrow of Merger, page 34

37. You indicate that in the event the milestones described in that section are not achieved by June 30, 2008, any remaining shares still remaining in escrow will be released and delivered to VioQuest for cancellation. Does this include the shares that could be issued to
Greenwich shareholders upon a change in control event? Please revise your document to clarify.

Registration Rights; Lockup Agreement, page 34

38. You indicate that Greenwich shareholders will not be permitted to sell or otherwise transfer their merger shares for a period of one year from the closing of the merger, subject to limited exceptions.
Please identify the exceptions under which Greenwich shareholders could be permitted to resale their shares earlier than the identified one year period.



Representations and Warranties, page 34

39. Please revise to provide a more detailed description of the representations and warranties, including the nature of the representations and warranties relating to each of the items you have specified in this section.

Closing conditions, page 34

40. We note the condition relative to raising $5 million in a private placement. Please expand the discussion throughout the document where appropriate to indicate specifically how these proceeds are to be utilized.

Termination, page 34

41. Please indicate if you are obligated to pay any termination fees if the transaction is not consummated. Similarly, please indicate if you are entitled to receive any fees from Greenwich if they terminate the agreement with you.

Interest of Certain VioQuest Directors in Greenwich, page 35

42. Please revise to disclose the percentage that each of Messrs.
Rocamboli and Weiser will own of your common stock after the merger.

43. Please also disclose the percentage of your common stock that Dr.
Rosenwald and his affiliates will own after the merger.

Chiral Business, page 37

44. Supplementally, please provide us with third party support for the following statements. Please ensure the materials are marked to show support for your statements.

* "Over 50 percent of the 500 top-selling pharmaceutical drugs on the market are comprised of chiral molecules, including drugs used to treat anxiety, depression, indigestion, heartburn, cancer, arthritis,
AIDS and allegories."
* "The majority of new drug candidates under development by pharmaceutical companies consist of chiral chemicals."
* "Sodium Stibogluconate, or SSG is a pentavalent antimonial drug that has been used safely for over 50 years in parts of Africa and Asia for the treatment of leishmaniasis, a protozoan disease."

If you cannot provide the third party documentation to support these statements, please delete these statements from your document.


45. Please provide us with a copy of the report in SRI Consulting that supports your statement that, "In 2004, chiral drug sales were over $175 billion . . . which represents over one third of the complete drug market of over $470 billion."

46. Please expand the discussion where appropriate in the document to indicate the anticipated effects of the merger on your financial condition and results from operations. In this regard, we note the losses you currently incur and the anticipated expenses going forward with the merger. In addition, since Greenwich`s officers and directors will no longer continue with VioQuest or Greenwich after the merger, please indicate how you intend to continue the development of the candidates for which Greenwich has licenses.

Proposed Drug Development Business, page 40

47. We note your disclosure in the last sentence of this section where you state that "Below is a summary of the relevant information relating to each of these product candidates." Your document is missing the summary. Please revise your document accordingly.

Where You Can Find More Information; Incorporation by Reference,
page
40

48. Please relocate this section so that it falls on the last page of your proxy statement as required by Note D to the instructions to
Schedule 14A.

49. Please revise the first full paragraph following the bullet point to state that requested copies will be provided without any charge.

Cancer Statistics and Market Overview, page 42

50. Please provide us with third party documentation supporting the statistical and dollar figures you provide in this section. Please ensure the materials are marked to show support for the information you provide in this section.

Greenwich Therapeutics` Product Candidates - Sodium
Stibogluconate,
page 43

51. We note your disclosure concerning the claims you make about the
SSG drug and the recent research conducted by Greenwich`s licensor.
Please provide disclosure that future tests might not corroborate earlier tests and that to date, if true, no application to the FDA, has been submitted or expected to be submitted in the near future. Please provide similar disclosure where you include similar information either relating to the SSG product or other drug candidate in your document, including the disclosure you provide in the section entitled "Greenwich Therapeutics` Product Candidates - Triciribine" on page 45.



Clinical Development, page 44

52. Please explain what Phase I and Phase II clinical trials each entail and any related approvals you or the Cleveland Clinic may need to participate in such trials.

53. We note your use of the term "Phase I/II" regarding your currently ongoing clinical trials regarding your products. The use of the term "Phase I/II" should only be used if your trials meet all the FDA requirements for a Phase II study. As your disclosure indicates that you expect to enter into Phase II trial in the second half of 2006, you should delete references to the term "Phase I/II" and replace the references with the term "Phase I" and explain that the trials are designated to provide information related to the efficacy, not the effectiveness, of the product candidate. Please also discuss interim steps that must be taken before the Phase II clinical trials can commence and reasons for any delays. Please also provide similar disclosure for the disclosure you make regarding the
TCN drug on page 46.

54. We note your disclosure that the Cleveland Clinic has no specific obligation to Greenwich to fund the Phase I/II clinical trials. If the Cleveland Clinic determines to discontinue the trials, please indicate if you will continue testing the product or will some other third party continue with the trials.

Greenwich Therapeutics` Product Candidates - Triciribine, page 45

55. Please provide us with third party documentation supporting your statement that "Triciribine, or TCN, is a nucleoside analog that had been under development for many years as an anti-cancer therapy and as an anti-viral therapy."

56. Please also provide us marked copies of the information of the sources you cite to in this first paragraph that supports the various claims you make in this paragraph.

SSG, page 47

57. Please disclose the aggregate amount Greenwich has paid to Cleveland Clinic to date.

58. You also state that Greenwich will pay the Cleveland Clinic an annual license maintenance fee of $35,000 until the first commercial sale of the licensed product. Does this disclosure mean that after the first commercial sale no annual fee is necessary? Please clarify.

59. Please also disclose any termination or expiration provisions applicable to Greenwich`s licensing agreement with the Cleveland
Clinic.



TCN, page 47

60. Please clarify what "certain intellectual property rights"
Greenwich acquired in connection with its agreement with the University of South Florida Research Foundation.

61. Please disclose the aggregate amount Greenwich has paid to the University of South Florida to date.
62. Please indicate how long Greenwich is obligated to pay annual licensing fees of $25,000 to the University of South Florida.

63. Please also disclose any termination or expiration provisions applicable to Greenwich`s licensing agreement with the University of
South Florida.

Plan of Operation, page 48

64. Elsewhere in the filing you disclose several license agreements and potential milestone payments under these agreements. As this is a matter that could materially impact your liquidity, please provide a similar discussion within the Plan of Operations. Also disclose the potential milestones to be paid related to both the SSG and TCN agreements in your discussion of those licenses on page 47.

65. You indicate that Greenwich will require additional financing of approximately $5 million to operate its planned development activities for the next 12 months. As your financial statements indicate you are a going-concern, please indicate how you intend to raise the needed $5 million needed to fund Greenwich`s activities.

Selected Historical Financial Data, page 48

66. Please revise this presentation to include the year ended December 31, 2004 statement of operations amounts. Also include the balance sheet information as of December 31, 2004. In addition to the information that you disclose here, please include book value per share and any pro forma information. Refer to Item 3(e) and (f) of the instructions to Form S-4.

Pro Forma Financial Statements, page 56

Notes to Unaudited Condensed Combined Financial Statements, pages
60

(1) Description of Transaction and Basis of Presentation, page 60

67. Please disclose here and in other portions of the document where you discuss the repayment of the note what happens to the other one third if the company does not raise the $10 million. Include whether it is forgiven or what the terms of that note become should you raise less than the requisite amount.
68. It is unclear based on your discussion of the amount that you will record as in-process research and development how you are valuing this charge. Please note that the current discussion seems to infer that you are using a residual valuation that is only applicable to valuing goodwill. This is evidenced by the fact that the contingent payments will increase this charge, but no additional benefit such as new technology and such will be received. Please better explain this apparent inconsistency to help us understand why this is appropriate.

69. Please revise note (5) to include a better discussion of what this financing commitment represents. Include the structure of the offering, the timing of the offering, and a calculation of any per share information impact that it will have.

Financial Statements - Greenwich Therapeutics, Inc., page C-1

Statements of Cash Flows, page C-6

70. Please explain to us why it is appropriate to apparently include the issuance of the notes payable to a related party discussed in note 2 as the line item "Expenses paid by related party on behalf of the Company" instead of as a financing activity. Please include any reference to the specific paragraphs within the applicable authoritative literature that support this treatment.

Note 4 - Stockholders` deficiency, page C-9

71. Please disclose when the subscription is due along with any other information related to this subscription that might be important to better understand it.

*	*	*

	As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      You may contact Tabatha Akins at (202) 551-3658 or James Atkinson, Accounting Branch Chief at (202) 551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact Song P. Brandon at (202) 551-3621, John Krug at (202) 551-3862or me at (202) 551-3710 with any other questions.

							Sincerely,



							Jeffrey P. Riedler
							Assistant Director


cc:	Christopher J. Melsha, Esq.
	Maslon Edelman Borman & Brand, LLP
	3300 Wells Fargo Center
	90 South Seventh Street
	Minneapolis, Minnesota 55401












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Daniel Greenleaf
Vioquest Pharmaceuticals, Inc.
August 2, 2005
Page 1